SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

INTERVOICE, INC.
(Name of Subject Company)

INTERVOICE, INC.
(Name of Person(s) Filing Statement)

Common Stock, no par value
(including associated Preferred Stock Purchase Rights)
(Title of Class of Securities)
461142101
(CUSIP Number of Class of Securities)

Office of the General Counsel
Intervoice, Inc.
17811 Waterview Parkway
Dallas, TX 75252
(972) 454-8708
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:
David E. Morrison, Esq.
James R. Griffin, Esq.
Fulbright & Jaworski L.L.P.
2200 Ross Avenue
Suite 2800
Dallas, TX 75201
(214) 855-8000
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

From: Bob Ritchey
Sent: Thursday, July 17, 2008 12:08 PM
Subject: Information on EON regarding Intervoice/Convergys Announcement
Thank you for participating in yesterday’s global Town Hall meeting. As you know, we believe this proposed transaction is about growth and should create exciting new opportunities for Intervoice employees. We made a commitment to proactive communications and an open, honest dialogue throughout the process. As a first step, we created a page on EON where information on the proposed transaction is available. There you will find a copy of the Town Hall presentation and Employee FAQs. We will update the site as more information becomes available.
As a reminder, we expect the transaction to close in the third calendar quarter. Until then, Intervoice and Convergys operate as two separate companies, so it is critical to maintain our focus on delivering for our customers. Thank you in advance to all Intervoice employees for your help in delivering a strong Q2 performance.
Sincerely,
Bob & Jim co-sign.
Important Information
This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Intervoice common stock has not commenced. At the time the expected tender offer is commenced, Convergys Corporation intends to file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Intervoice intends to file a solicitation/recommendation statement with respect to the tender offer. Investors and Intervoice shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement because they will contain important information. When available, the offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be available at no charge on the Securities and Exchange Commission’s website at www.sec.gov. In addition, copies of these documents and other filings containing information about the Company and the transaction can be obtained by all shareholders of Intervoice, when available, without charge, by directing a request to Intervoice, Inc., Attention: Corporate Secretary, 17811 Waterview Parkway, Dallas, Texas 75252, or by telephone at (972) 454-8000 or on Intervoice’s website, www.intervoice.com.